Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638

July 23, 2012

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Red Mountain Resources, Inc.

Amendment No. 5 to Form 8-K

Filed June 21, 2012

File No. 000-54444

Dear Mr. Schwall:

On behalf of Red Mountain Resources, Inc. (the “Company”), I refer to the Staff’s comment letter, dated July 11, 2012, relating to the above-captioned Form 8-K. The Company is actively working on its response to the Staff’s comments raised therein and hopes to file a response on or before August 10, 2012.

If you have any questions, please do not hesitate to contact my office at the telephone number above.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Alan Barksdale

Ms. Hilda Kouvelis